Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

September 29, 2017

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number 0001193125-17-229438) filed with the Securities and Exchange Commission (the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended, on July 17, 2017, to register Transamerica Levin Large Cap Value VP (the “Portfolio”), a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on August 30, 2017.

The Staff noted that all comments to the Portfolio’s summary section, as noted below, also generally apply to the disclosure with respect to the section titled “More on the Portfolio’s Strategies and Investments,” as well as “More on Risks of Investing in the Portfolio,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Fees and Expenses: Please include clarification in the narrative to the Portfolio’s expense example table to indicate whether the expenses reflect adjustments of expense waivers or reimbursements in the first year.

Response: The Registrant does not believe that Item 3 of Form N-1A requires such a clarification in the narrative preceding the expense example.

2.	Principal Investment Strategies/Principal Risks: Please confirm that each principal risk factor is reflected in the Principal Investment Strategies section of the prospectus. If additional non-principal risk factors are identified, please remove these risk factors, or revise the Principal Investment Strategies section to include applicable disclosure. In particular, the Staff notes that the “Active Trading” and “Liquidity” risks do not have related disclosure in the Principal Investment Strategies section.

Response: The Registrant confirms that the “Active Trading” and “Liquidity” risks are principal risks of the Portfolio. The Registrant believes the Portfolio’s current principle investment strategies are appropriate.

3.	More on the Portfolio’s Strategies and Investments: The Staff notes that certain disclosure in the first paragraph of this section suggests that the prospectus covers other portfolios besides the Portfolio. Please revise this disclosure as applicable.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	More on the Portfolio’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-8, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” section to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider making revisions to the section in connection with a future annual update.

5.	More on the Portfolio’s Strategies and Investments: Please consider moving the disclosure “[u]nder adverse or unstable market, economic or political conditions, the portfolio may take temporary defensive positions in cash and short-term debt securities without limit” and the related disclosure in the last paragraph of this section. The Staff notes that the disclosure could be moved to the section titled “Principal Investment Strategies” under Item 4.

Response: The Registrant notes that such disclosure is consistent with the other current prospectuses for the other series of the Registrant and that, pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-8, this strategy, which the Registrant considers to be non-principal, is properly only described in the Item 9 section titled “More on the Portfolio’s Strategies and Investments.”

6.	More on the Risks of Investing in the Portfolio: With respect to the disclosure in “Securities Lending” risk that “[e]ach portfolio . . . may lend securities to other financial institutions that provide cash or other securities as collateral,” the Staff notes that only cash and securities of the U.S. Government and its agencies may be used as collateral. Please revise the “Securities Lending” risk to provide clarification.

Response: The Staff’s comment has been noted and the Registrant will consider revising the noted disclosure in connection with its next annual update.

7.	More on the Risks of Investing in the Portfolio: Please remove the following duplicative sentence from the “Securities Lending” risk: “When a portfolio lends portfolio securities, its investment performance will continue to reflect changes in the value of the securities loaned, and the portfolio will also receive a fee or interest on the collateral.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.	More on the Risks of Investing in the Portfolio: With respect to the last sentence of the “Securities Lending” risk, please explain supplementally how these events could trigger adverse tax consequences and what those consequences are.

Response: The Registrant does not believe that the noted disclosure is necessary based on the Portfolio’s investor base. Therefore, the disclosure has been deleted.

9.	Features and Policies – Share Classes: Please revise the disclosure “[t]hese fees and expenses will lower investment performance” to comply with the disclosure required by Item 12(b) of Form N-1A.

Response: The Registrant notes that the disclosure required by Item 12(b) of Form N-1A appears in the “Distribution of Shares – Distribution Plan” section of the prospectus. As such, the Registrant respectfully declines to revise the disclosure as suggested by the Staff.

SAI Comments

10.	Concentration Investment Policy (Transamerica International Equity Index VP and Transamerica U.S. Equity Index VP (the “Equity Index Portfolios”)): Please revise the following disclosure: “… provided that the portfolio reserves the right to concentrate in any industry…” to: “… provided that the portfolio will be concentrated in any industry…” in the Fundamental Investment Policies sub-section. Alternatively, please revise the disclosure to clarify that the Equity Index Portfolios do not reserve freedom of action to concentrate in any industry tracked by an index that the Equity Index Portfolios track.

Response: The Registrant believes that the concentration policy as disclosed is appropriate for the Equity Index Portfolios given that each Equity Index Portfolio is an index fund. The Registrant further notes that many other fund complexes take the same or a similar approach with respect to the concentration policy of their funds that track a particular index. As such, the Registrant respectfully declines to revise the disclosure as suggested by the Staff.

11.	Additional Information about Fundamental Investment Policies: Please limit the carve-out to the Portfolios’ concentration policy in the eighth paragraph of this section to exclude private activity municipal securities backed principally by assets and revenues of a non-governmental issuer.

Response: The Staff’s comment has been noted and the Registrant intends to further revise the disclosure providing additional information about the Portfolios’ concentration policy in connection with its next annual update.

12.	Additional Information about Fundamental Investment Policies: Please supplementally explain the types of investments that will not be considered to be ‘members of an industry’ and excluded from consideration under the Portfolios’ concentration policy. The Staff specifically notes the following: industries in which a municipal security invests, securities of foreign governments, and issuers domiciled in a single jurisdiction or country.

Response: The Registrant has not made any changes regarding the exclusion for municipal securities. The Registrant is unaware of any Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not made any changes concerning the exclusion for securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration. The Registrant has therefore not made any changes to this exclusion.

Notwithstanding the foregoing, with respect to these exclusions from the Portfolios’ concentration policy, the Staff’s comment has been noted and the Registrant intends to further revise the disclosure providing additional information about the Portfolios’ concentration policy in connection with its next annual update.

13.	Additional Information about Fundamental Investment Policies: Please consider revising the disclosure that “[t]he policy also will be interpreted to give broad authority to a portfolio as to how to classify issuers within or among industries.” The Staff notes that a classification of issuers under a concentration policy must be reasonable.

Response: The Staff’s comment has been noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

14.	Management Agreement: Please add aggregate compensation paid to each sub-adviser for the past three years or for the length of the sub-adviser’s service, and the method of calculating such compensation. Describe any fee waiver contracts between TAM and any sub-adviser.

Response: The Registrant notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Portfolio” and the “total dollar amounts that the Portfolio paid to the adviser” (emphasis added). The sub-advisory fees are paid by the manager to each sub-adviser pursuant to a sub-advisory agreement between the manager and the sub-adviser. Transamerica Series Trust is not a party to the sub-advisory agreements and is not obligated under those agreements to make any payments to the sub-advisers. The “Sub-Advisory Fees” sub-section of the SAI specifically discloses that “TAM, not the portfolios, is responsible for paying the sub-advisers for their services, and sub-advisory fees are TAM’s expense.” The Registrant further notes that Form N-1A, when seeking information concerning sub-advisers, specifically uses the word “sub-adviser.” See Item 5 of Form N-1A. For these reasons, the Registrant respectfully declines to make any changes in response to the Staff’s comment. Notwithstanding this, the Staff’s comment has been noted and the Registrant will consider incorporating the requested disclosure in connection with its next annual update.

Part C Comments

15.	Exhibits: Please confirm that, unless relying on aggregate fee disclosure exemptive relief, all sub-advisory agreements included as exhibits to the Registrant’s registration statements state the compensation paid, or to be paid, to the Portfolios’ sub-advisers.

Response: The Registrant so confirms.

Please call (774)-259-8048 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.

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